SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2018
Commission File Number	001-37400

 Shopify Inc.
(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor
Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-226444).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Underwriting Agreement

99.2	Term Sheet

99.3	Consent of Blake, Cassels & Graydon LLP

99.4	Consent of Stikeman Elliot LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	December 14, 2018	By:	/s/ Joseph A. Frasca
			Name:	Joseph A. Frasca
			Title:	SVP, General Counsel and Corporate Secretary